Exhibit (a)(1)(C)
Willis Group Holdings Limited
Script for Initial Meeting Regarding the Stock Option Repurchase Offer
     Good day, and welcome to this informational meeting regarding our tender offer, which we launched today, to purchase certain underwater stock options. We are offering to pay cash for certain underwater stock options held by all current associates of the Company. Members of our Board of Directors and members of our Partners Group, comprised of our executive officers and other heads of major business areas and corporate functions, are not eligible to participate in this offer.
     Before I go over the main features of the offer, I would like to say a few words on the purpose of the offer. We grant stock options as an incentive for valued associates to remain associates of the company and to align their interests with those of our stockholders. However, as a result of the recent decline in the price of our common stock, certain outstanding options have become underwater and may no longer serve as an effective incentive. We do not know how long the current economic environment will last and cannot predict when our stock price will recover. Therefore, we are conducting this repurchase offer as an alternative means of compensation, as well as an additional incentive, for the continued hard work of our associates.
     The stock options eligible for our issuer tender offer must have the following parameters:
•	They must have an exercise price of greater than $35 per share;

•	They must currently be fully vested or would become fully vested by December 31, 2010;

•	They must have been granted under our Amended and Restated 2001 Share Purchase and Option Plan, but not under the following-sub plans:
o	The Willis Group Holdings Limited Sharesave Plan 2001;

o	The Willis Group Holdings Limited International Sharesave Plan; and

o	The Willis Group Holdings Limited Irish Sharesave Plan; and
•	They must be outstanding as of the expiration date of the offer, which we anticipate to be August 6, 2009.
     No member of our Board of Directors or Partners Group will be eligible to participate in this offer. In addition, you will not be eligible to participate in the offer if you cease to be employed by the company, notify the company of your intent to leave, or receive a notice from the company that your employment will be terminated, prior to the expiration of the offer period. The offer will expire at 5 P.M. New York time on August 6, 2009.
     The purchase price we are offering is $2.04 per share of common stock subject to each eligible option. This price is based on the Black-Scholes value of the eligible stock options having the exercise price of $38.06 per share, which constitute approximately ninety percent (90%) of all eligible stock options. The Black-Scholes option valuation model takes into account a variety of factors, including the exercise price of the option, current market price of stock, remaining term of the option and expected stock price volatility. The stock price used for our Black-Scholes valuation was the average of closing prices of our common stock on the New York Stock Exchange over the twenty (20) trading day period ended June 30, 2009.
     If you properly tender your eligible stock options, the applicable purchase price will be paid at the next administratively practicable payroll date following the expiration of the offer. Assuming that the offer period is not extended, we expect that the date of payment will be

August 31, 2009 in the United States, August 28, 2009 in the United Kingdom, and as soon as practicable in other countries depending on local payroll practices. If you are located outside the United States, payments will be made in your local currency based on the U.S. Dollar exchange rate in effect as of June 30, 2009, which is the date on which we completed the valuation of the eligible stock options. When you log onto the Company’s secured offer website, which I will discuss further momentarily, you will be able to see what you will be entitled to receive by tendering your eligible stock options in your local currency.
     Any tendered options will be cancelled upon our acceptance and you will not have any further rights under the tendered options. If you choose not to tender your eligible stock options, all current terms of such options will continue in effect, including the exercise price and the term of the options.
     You may have more than one type of eligible stock option. If so, you may choose to tender some, all or none of your eligible stock options. However, if you choose to tender any particular grant of eligible stock option, then you must tender all eligible options having the same exercise price and expiration date.
     The offering materials describing this offer and the election form needed to accept this offer are posted on a secure, external website. You should have received via email the URL and log-in instructions for this offer website. In order to participate in the offer, you must make your election through this offer website during the tender offer period, which is scheduled to expire at 5 P.M. New York time on August 6, 2009. Please note that, however, if you are a resident of certain jurisdictions, you are required to complete and return a paper election form in addition to making your election on this offer website. Be sure to review all delivery requirements contained in the offering materials that are applicable to your jurisdiction.

     The offer website displays information regarding all eligible stock options you hold, including grant date, expiration date, exercise price per share, and total shares underlying each eligible option. It will allow you to make an election regarding any eligible option by checking an appropriate box. The website will calculate for you the amount of cash payment you will receive upon your tender and our acceptance of the eligible stock options.
     The offer website also contains other materials that explain the terms and conditions of the offer in greater detail. We encourage you to carefully review the materials before making your election. We must emphasize that we make no recommendations whatsoever as to whether you should participate in this offer. Whether or not you elect to tender your eligible stock options will not impact our future compensation decisions regarding you in any way. We recommend that you consult with your own advisors regarding your decision.
     At this time, does anybody have any questions? Any other questions regarding the offer, the election process, the offer website or offering materials can be directed to willis@globalshares.com during the offer period. Thank you for your attention through this meeting and have a good day.

4